SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated August 22, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated 22 August, 2017, the company reported that following the material fact informed on May 26, 2017 and the financial statements as of June 30, 2016 with respect to the Law of Promotion of Competition and Reduction of Centralization Law (the “Centralization Law”), it has been informed that Dolphin Netherlands B.V. has submitted a non-binding offer for the acquisition of the shares held by IDB Development Corporation Ltd. (“IDBD”) in Discount Investment Corporation Ltd. (“DIC”).

There is no certainty that the parties will sign and/or execute a binding agreement. The offer shall be examined by the independent committee of IDBD and afterwards it shall be negotiated the terms and conditions of the transaction. This transaction may take a significant period of time or may not materialize or may materialize with different terms during the course of the negotiation, because of the required approvals of the competent organs of IDBD as well as other entities that may not give their approval.

The Company has formed an independent directors committee for the evaluation of the offer and the negotiation of the terms and conditions of the transaction.

The Company’s Audit Committee has issued its opinion without objection to be formulated with respect to the transaction above described.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: August 22, 2017